UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Promotora de Informaciones, S.A.

(Name of Issuer)

Class A ordinary shares, par value €0.10 per share

American Depositary Shares, each representing four (4) Class A ordinary shares, par value

€0.10 per share evidenced by American Depositary Receipts

(Title of Class of Securities)

E82880126 (Ordinary Shares)

74343G204 (American Depositary Shares)

(CUSIP Number)

Martin E. Franklin

555 Theodore Fremd Avenue, Suite B-302

Rye, New York 10580

(914) 967-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 2 of 4 Pages

(1)	Names of reporting persons Martin E. Franklin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 34,127,483*
	(8)	Shared voting power 0*
	(9)	Sole dispositive power 34,127,483*
	(10)	Shared dispositive power 0*
(11)	Aggregate amount beneficially owned by each reporting person 34,127,483*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.95%*
(14)	Type of reporting person (see instructions) IN

*	See Item 5.

Item 1. Security and Issuer.

This Amendment No. 3 (the “Amendment”) amends the initial Statement of Beneficial Ownership on Schedule 13D/A originally filed with the U.S. Securities and Exchange Commission on December 9, 2010 (as amended by Amendment No. 1 filed on March 1, 2011, and Amendment No. 2 filed on January 4, 2012, the “Statement”) by Marlin Equities II, LLC, a Delaware limited liability company (“Marlin Equities”), and Martin E. Franklin with respect to the Class A Ordinary Shares (the “Class A Shares”) of Promotora de Informaciones, S.A., a Spanish sociedad anónima (the “Issuer”), including shares represented by the Issuer’s American Depositary Shares (the “ADSs”). The principal executive offices of the Issuer are located at Gran Vía, 32, 28013 Madrid, Spain. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Statement.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) – (b) As of the date hereof, Martin E. Franklin (the “Reporting Person”) beneficially owns and has power to vote or to direct the vote and power to dispose or to direct the disposition of an aggregate of 34,127,483 shares (consisting of 13,813,391 Class A Shares and 20,314,092 Class B Shares that are convertible at any time at the option of the holder into a like number of Class A Shares), representing 4.95% of all outstanding Class A Shares (based on a total of 669,605,806 Class A Shares outstanding, assuming the conversion of the 20,314,092 Class B Shares beneficially owned by the Reporting Person, but without including any Class B Shares held by any other persons). The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

Paragraph (c) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(c) The information set forth in Item 4 of this Statement is hereby incorporated herein by reference. On May 14, 2013, the Reporting Person received a grant of 24,050 Class A Shares (with a unit price of €0.27 per share) under the Issuer’s equity compensation plans.

Paragraph (e) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(e) On or about March 31, 2013, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Class A Shares (assuming the conversion of the 20,314,092 Class B Shares beneficially owned by the Reporting Person, but without including any Class B Shares held by any other persons).

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2013	/s/ Martin E. Franklin
Martin E. Franklin

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